Report and Financial Statements

Plastec International Holdings Limited

For the year ended 30 April 2010

Contents

Expressed in Hong Kong dollars ("HK$")

Grant Thornton
均富

Member of Grant Thornton International Ltd

Independent auditors' report

To the members of Plastec International Holdings Limited
(incorporated in the British Virgin Islands with limited liability)

We have audited the consolidated financial statements of Plastec International Holdings Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 3 to 39, which comprise the consolidated and company statements of financial position as at 30 April 2010, and the consolidated statement of comprehensive income, the consolidated statement of cash flows and the consolidated statement of changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

Auditors' responsibility (Continued)

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30 April 2010 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards.

Grant Thornton
Certified Public Accountants
6th Floor, Nexxus Building
41 Connaught Road Central
Hong Kong

3 September 2010

Consolidated statement of comprehensive income for the year ended 30 April 2010

	Notes	2010 HK$'000	2009 HK$'000
Revenue	5	966,755	913,444
Cost of sales		(810,187)	(749,649)
Gross profit		156,568	163,795
Other revenue and net income	6	5,501	2,342
Selling and distribution costs		(17,227)	(14,431)
Administrative expenses		(86,945)	(83,841)
Finance costs	7	(2,733)	(5,355)
Profit before income tax	8	55,164	62,510
Income tax expense	9	(10,857)	(772)
Profit for the year		44,307	61,738
Other comprehensive income			
Exchange gain/(loss) on translation of financial statements of foreign operations		1,756	(58)
Total comprehensive income for the year		46,063	61,680

Consolidated statement of financial position as at 30 April 2010

	Notes	2010 HK$'000	2009 HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	12	458,725	450,017
Prepaid lease payments	13	1,091	1,091
Deposits and prepayments	17	38,238	29,354
		498,054	480,462
Current assets			
Inventories	15	74,298	83,163
Trade receivables	16	242,097	173,885
Deposits, prepayments and other receivables	17	11,714	11,523
Prepaid lease payments	13	25	25
Cash and cash equivalents	18	151,304	95,039
		479,438	363,635
Current liabilities			
Trade and other payables and accruals	19	(188,258)	(133,166)
Borrowings	20	(91,002)	(62,584)
Dividend payable		(60,000)	(50,000)
Tax payable		(18,678)	(15,457)
		(357,938)	(261,207)
Net current assets		121,500	102,428
Total assets less current liabilities		619,554	582,890
Non-current liabilities			
Borrowings	20	(38,306)	(18,063)
Deferred tax liabilities	21	(15,156)	(14,798)
		(53,462)	(32,861)
Net assets		566,092	550,029
EQUITY			
Equity attributable to Company's owners			
Share capital	22	98	98
Reserves	23	565,994	549,931
Total equity		566,092	550,029

Director Director

Statement of financial position as at 30 April 2010

	Notes	2010 HK$'000	2009 HK$'000
ASSETS AND LIABILITIES			
Non-current asset			
Interests in subsidiaries	14	160,878	159,328
Current assets			
Other receivables	17	13	-
Dividend receivable		5,000	75,000
Amounts due from subsidiaries	14	71,122	59,918
Cash and cash equivalents	18	30,205	190
		106,340	135,108
Current liabilities			
Other payables and accruals	19	(10)	-
Amounts due to subsidiaries	14	-	(33,382)
Dividend payable		(60,000)	(50,000)
Tax payable		(119)	(119)
		(60,129)	(83,501)
Net current assets		46,211	51,607
Total assets less current liabilities/Net assets		207,089	210,935
EQUITY			
Share capital	22	98	98
Reserves	23	206,991	210,837
Total equity		207,089	210,935

Director **Director**

Consolidated statement of cash flows for the year ended 30 April 2010

	Notes	2010 HK$'000	2009 HK$'000
Cash flows from operating activities			
Profit before income tax		**55,164**	62,510
Adjustments for :			
Amortisation of prepaid lease payments	8	**25**	25
Bad debt written off	8	**-**	324
Depreciation	8	**120,850**	103,162
Finance lease charges	7	**1,631**	2,816
Net (gain)/loss on disposal of property, plant and equipment	6/8	**(1,077)**	29,031
Written off of property, plant and equipment	8	**40,348**	-
Provision for impairment loss of inventories	8	**5,571**	-
Interest income	6	**(60)**	(240)
Interest expense	7	**1,102**	2,539
Operating profit before working capital changes		**223,554**	200,167
Decrease in inventories		**3,294**	16,977
(Increase)/Decrease in trade receivables		**(68,212)**	66,850
Decrease /(Increase) in deposits, prepayments and other receivables		**1,336**	(31,349)
Increase/(Decrease) in trade and other payables and accruals		**55,092**	(15,008)
Decrease in bills payable		**-**	(4,619)
Cash generated from operations		**215,064**	233,018
Income tax paid		**(7,278)**	(8,624)
Net cash generated from operating activities		**207,786**	224,394
Cash flows from investing activities			
Deposits paid for acquisition of property, plant and equipment		**(11,420)**	(1,009)
Interest received		**60**	240
Proceeds from disposal of property, plant and equipment		**6,456**	3,850
Purchase of property, plant and equipment		**(173,313)**	(183,602)
Net cash used in investing activities		**(178,217)**	(180,521)
Cash flows from financing activities			
Proceeds from finance lease		**-**	6,612
Capital element of finance lease payments		**(18,674)**	(23,826)
Proceeds from bank loans		**254,656**	252,197
Repayment of bank loans		**(187,321)**	(293,620)
Interest paid		**(1,102)**	(2,675)
Interest element of finance lease payments		**(1,631)**	(2,816)
Dividend paid to Company's owners		**(20,000)**	-
Net cash generated from /(used in) financing activities		**25,928**	(64,128)
Net increase/(decrease) in cash and cash equivalents		**55,497**	(20,255)
Effect of foreign exchange rate changes		**768**	(56)
Cash and cash equivalents at the beginning of the year		**95,039**	115,350
Cash and cash equivalents at the end of the year		**151,304**	95,039

Consolidated statement of changes in equity for the year ended 30 April 2010

	Attributable to the owners of the Company						
	Share capital HK$'000	Share Premium* HK$'000	Capital reserve* HK$'000	Other reserve* HK$'000	Exchange reserve* HK$'000	Retained profits* HK$'000	Total HK$'000
Balance at 1 May 2008	98	104,744	8,592	34	6,190	418,691	538,349
Transactions with owners Dividend declared and approved	-	-	-	-	-	(50,000)	(50,000)
Profit for the year	-	-	-	-	-	61,738	61,738
Other comprehensive income Exchange loss on translation of financial statements of foreign operations	-	-	-	-	(58)	-	(58)
Total comprehensive income for the year	-	-	-	-	(58)	61,738	61,680
Balance at 30 April 2009 and at 1 May 2009	98	104,744	8,592	34	6,132	430,429	550,029
Transactions with owners Dividend declared and approved	-	-	-	-	-	(30,000)	(30,000)
Profit for the year	-	-	-	-	-	44,307	44,307
Other comprehensive income Exchange gain on translation of financial statements of foreign operations	-	-	-	-	1,756	-	1,756
Total comprehensive income for the year	-	-	-	-	1,756	44,307	46,063
Balance at 30 April 2010	**98**	**104,744**	**8,592**	**34**	**7,888**	**444,736**	**566,092**

* These reserve accounts comprise the consolidated reserves of approximately HK$565,994,000 (2009: HK$549,931,000) in the consolidated statement of financial position as at 30 April 2010.

Notes to the financial statements for the year ended 30 April 2010

1. GENERAL INFORMATION

Plastec International Holdings Limited (the "Company") is a limited liability company incorporated in the British Virgin Islands ("BVI") and domiciled in Hong Kong. The address of its registered office is Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, BVI and its principal place of business is Unit 01, 21/F., Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

The principal activity of the Company is investment holding. Details of the Company's subsidiaries are set out in Note 14 to the financial statements. The Company and its subsidiaries are referred to as the "Group" hereafter.

The financial statements for the year ended 30 April 2010 were approved for issue by the board of directors on 3 September 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The financial statements on pages 3 to 39 have been prepared in accordance with International Financial Reporting Standards ("IFRSs") which collective term includes all applicable individual International Financial Reporting Standards and Interpretations issued by the International Accounting Standards Board ("IASB").

The significant accounting policies that have been used in the preparation of these financial statements are summarised below. These policies have been consistently applied to all the years presented unless otherwise stated.

The financial statements have been prepared on historical cost basis. The measurement bases are fully described in the accounting policies below. The adoption of new or amended IFRSs and the impacts on the Group's financial statements, if any, are disclosed in Note 3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1 Basis of preparation (Continued)

It should be noted that accounting estimates and assumptions are used in preparation of the financial statements. Although these estimates are based on management's best knowledge and judgement of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

2.2 Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries (see Note 2.3 below) made up to 30 April.

Subsidiaries are consolidated from the date on which control is transferred to the Group. They are excluded from consolidation from the date that control ceases.

Intra-group transactions, balances and unrealised gains and losses on transactions between group companies are eliminated in preparing the consolidated financial statements. Where unrealised losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from the Group's perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

2.3 Subsidiaries

Subsidiaries are entities over which the Group has the power to control the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

In consolidated financial statements, acquisition of subsidiaries (other than those under common control) is accounted for by applying the purchase method. This involves the estimation of fair value of all identifiable assets and liabilities, including contingent liabilities of the subsidiary, at the acquisition date, regardless of whether or not they were recorded in the financial statements of the subsidiary prior to acquisition. On initial recognition, the assets and liabilities of the subsidiary are included in the consolidated statement of financial position at their fair values, which are also used as the bases for subsequent measurement in accordance with the Group's accounting policies.

In the Company's statement of financial position, subsidiaries are carried at cost less any impairment loss unless the subsidiary is held for sale or included in a disposal group. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable at the reporting date. All dividends whether received out of the investee's pre or post-acquisition profits are recognised in the Company's profit or loss.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.4 Foreign currency translation

These financial statements are presented in Hong Kong dollars (HK$), which is also the functional currency of the Company.

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognised in the profit or loss.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined and are reported as part of the fair value gain or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

In the consolidated financial statements, all individual financial statements of foreign operations, originally presented in a currency different from the Group's presentation currency, have been converted into Hong Kong dollars. Assets and liabilities have been translated into Hong Kong dollars at the closing rates at the reporting date. Income and expenses have been converted into the Hong Kong dollars at the exchange rates ruling at the transaction dates, or at the average rates over the reporting period provided that the exchange rates do not fluctuate significantly. Any differences arising from this procedure have been recognised in other comprehensive income and accumulated separately in the exchange reserve in equity.

When a foreign operation is sold, such exchange differences are reclassified from equity to profit or loss as part of the gain or loss on sale.

2.5 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised as follows:

- Sales of goods are recognised upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

- Interest income is recognised on a time-proportion basis using the effective interest method.

- Dividend is recognised when the right to receive payment is established.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.6 Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at acquisition cost less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Depreciation is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates per annum:

Buildings	5%
Plant and machineries	10%-33.5%
Furniture, fixtures and equipment	5%-20%
Leasehold improvements	15%-20%
Computer equipment	20%-33.33%
Motor vehicles	20%
Moulds	20%-50%

The assets' estimated residual values, depreciation methods and estimated useful lives are reviewed, and adjusted if appropriate, at each reporting date.

Construction in progress represents assets in the course of construction for production or for its own use purpose. It is stated at cost less any impairment loss and is not depreciated. Cost includes direct costs incurred during the periods on construction, installation and testing plus interest charges arising from borrowings used to finance these assets during the construction period, if any. Construction in progress is reclassified to the appropriate category of property, plant and equipment and depreciation commences when the construction work is completed and the asset is ready for use.

The gain or loss arising on retirement or disposal is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the profit or loss.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other costs, such as repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.7 Prepaid lease payments

Upfront payments made to acquire land held under an operating lease are stated at costs less accumulated amortisation and any accumulated impairment losses. The determination if an arrangement is or contains a lease and the lease is an operating lease is detailed in Note 2.9. Amortisation is calculated on a straight line basis over the term of the lease/right of use except where an alternative basis is more representative of the time pattern of benefits to be derived by the Group from use of the land.

2.8 Impairment of non-financial assets

The Group's property, plant and equipment, prepaid lease payments and the Company's interests in subsidiaries are subject to impairment testing.

For the purposes of assessing impairment, where an asset does not generate cash inflows largely independent from those from other assets, the recoverable amount is determined for the smallest group of assets that generate cash inflows independently (i.e. a cash-generating unit). As a result, some assets are tested individually for impairment and some are tested at cash-generating unit level.

An impairment loss is recognised as an expense immediately for the amount by which the asset's or cash-generating unit 's carrying amount exceeds its recoverable amount unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that standard. The recoverable amount is the higher of fair value, reflecting market conditions less costs to sell and value in use, based on an internal discounted cash flow evaluation.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

2.9 Leases

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.9 Leases (Continued)

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments of such assets, are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligation under finance leases.

Subsequent accounting for assets held under finance lease agreements corresponds to those applied to comparable acquired assets. The corresponding finance lease liability is reduced by lease payments less finance charges.

Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(iii) Operating lease charges as the lessee

Where the Group has the right to use of assets held under operating leases, payments made under the leases are charged to profit or loss on a straight line basis over the lease terms except where an alternative basis is more representative of the time pattern of benefits to be derived from the leased assets. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rental are charged to profit or loss in the accounting period in which they are incurred.

2.10 Financial assets

The Group's accounting policies for financial assets other than interests in subsidiaries are set out below. Financial assets are classified into the categories of loans and receivables and cash and cash equivalents.

Management determines the classification of its financial assets at initial recognition depending on the purpose for which the financial assets were acquired and where allowed and appropriate, re-evaluates this designation at every reporting date.

All financial assets are recognised when, and only when, the Group becomes a party to the contractual provisions of the instrument. When financial assets are recognised initially, they are measured at fair value, plus directly attributable transaction costs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.10 Financial assets (Continued)

Derecognition of financial assets occurs when the rights to receive cash flows from the investments expire or are transferred and substantially all of the risks and rewards of ownership have been transferred.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These are subsequently measured at amortised cost using the effective interest method, less any impairment losses. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction cost.

Impairment of financial assets

At each reporting date, financial assets are reviewed to determine whether there is any objective evidence of impairment.

Objective evidence of impairment of individual financial assets includes observable data that comes to the attention of the Group about one or more of the following loss events:

- Significant financial difficulty of the debtor;
- A breach of contract, such as a default or delinquency in interest or principal payments;
- It becoming probable that the debtor will enter bankruptcy or other financial reorganisation;
- Significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and
- A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

Loss events in respect of a group of financial assets include observable data indicating that there is a measurable decrease in the estimated future cash flows from the group of financial assets. Such observable data includes but not limited to adverse changes in the payment status of debtors in the group and, national or local economic conditions that correlate with defaults on the assets in the group.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.10 Financial assets (Continued)

Impairment of financial assets (Continued)

If any such evidence exists, the impairment loss is measured and recognised as follows:

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The amount of the loss is recognised in profit or loss of the period in which the impairment occurs.

If, in subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed to the extent that it does not result in a carrying amount of the financial asset exceeding what the amortised cost would have been had the impairment not been recognised at the date the impairment is reversed. The amount of the reversal is recognised in profit or loss of the period in which the reversal occurs.

2.11 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials computed using the first-in first-out method, and in the case of work in progress and finished goods, comprise direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and applicable selling expenses.

2.12 Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand and demand deposits with banks with original maturities of three months or less that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

2.13 Accounting for income taxes

Income tax comprises current tax and deferred tax.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting period, that are unpaid at the reporting date. They are calculated according to the tax rates and tax laws applicable to the fiscal periods to which they relate, based on the taxable profit for the year. All changes to current tax assets or liabilities are recognised as a component of tax expense in the profit or loss.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.13 Accounting for income taxes (Continued)

Deferred tax is calculated using the liability method on temporary differences at the reporting date between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised for all deductible temporary differences, tax losses available to be carried forward as well as other unused tax credits, to the extent that it is probable that taxable profit, including existing taxable temporary differences, will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised.

Deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither taxable nor accounting profit or loss.

Deferred tax liabilities are recognised for taxable temporary differences arising on interests in subsidiaries, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is calculated, without discounting, at tax rates that are expected to apply in the period the liability is settled or the asset realised, provided they are enacted or substantively enacted at the reporting date.

Changes in deferred tax assets or liabilities are recognised in profit or loss, or in other comprehensive income or directly in equity if they relate to items that are charged or credited to other comprehensive income or directly to equity.

Current tax assets and current tax liabilities are presented in net if, and only if,

(a) the Group has the legally enforceable right to set off the recognised amounts; and

(b) intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.13 Accounting for income taxes (Continued)

The Group presents deferred tax assets and deferred tax liabilities in net if, and only if,

(a) the entity has a legally enforceable right to set off current tax assets against current tax liabilities; and

(b) the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:

(i) the same taxable entity; or

(ii) different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

2.14 Share capital

Ordinary shares are classified as equity. Share capital is determined using the nominal value of shares that have been issued.

2.15 Employee benefits

Retirement benefits

Retirement benefits to employees are provided through defined contribution plans.

The Group operates a defined contribution retirement benefit plan under the Mandatory Provident Fund Schemes Ordinance, for all of its employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries.

The employees of the Company's subsidiaries which operate in the People's Republic of China (the "PRC") are required to participate in a central pension scheme operated by the local municipal government. The subsidiary is required to contribute certain percentage of its payroll costs to the central pension scheme.

Contributions are recognised as an expense in profit or loss as employees render services during the year. The Group's obligations under these plans is limited to the fixed percentage contributions payable.

Short-term employee benefits

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the reporting date.

Non-accumulating compensated absences such as sick leave and maternity leave are not recognised until the time of leave.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.16 Borrowing costs

All borrowing costs are expensed as incurred.

2.17 Financial liabilities

The Group's financial liabilities include trade and other payables and accruals, borrowings, dividend payable and amounts due to subsidiaries.

Financial liabilities are recognised when the Group becomes a party to the contractual provisions of the instrument. All interest related charges are recognised as an expense in finance costs in the profit or loss.

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amount is recognised in the profit or loss.

Trade and other payables and accruals, dividend payable and amounts due to subsidiaries are recognised initially at their fair value and subsequently measured at amortised cost, using the effective interest method.

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in profit or loss over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Obligation under finance leases are measured at initial value less the capital element of lease repayments. (Note 2.9)

2.18 Financial guarantees issued

A financial guarantee contract is a contract that requires the issuer (or guarantor) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.18 Financial guarantees issued (Continued)

Where the Group issues a financial guarantee, the fair value of the guarantee is initially recognised as deferred income within other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

2.19 Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future uncertain events not wholly within the control of the Group are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Contingent liabilities are recognised in the course of the allocation of purchase price to the assets and liabilities acquired in a business combination. They are initially measured at fair value at the date of acquisition and subsequently measured at the higher of the amount that would be recognised in a comparable provision as described above and the amount initially recognised less any accumulated amortisaton, if appropriate.

2.20 Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the group or exercise significant influence over the group in making financial and operating policy decisions, or has joint control over the group;

(ii) the group and the party are subject to common control;

(iii) the party is an associate of the group or a joint venture in which the group is a venturer;

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.20 Related parties (Continued)

(iv) the party is a member of key management personnel of the group or the group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the group or of any entity that is a related party of the group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

3. ADOPTION OF NEW OR AMENDED IFRSs

In the current year, the Group has applied for the first time the following new standards, amendments and interpretations (the "new IFRSs") issued by the IASB, which are relevant to and effective for the Group's financial statements for the annual period beginning on 1 May 2009.

IAS 1 (Revised)	Presentation of Financial Statements
IFRS 7 (Amended)	Improving Disclosures about Financial Instruments
Various	Annual Improvements to IFRS 2008 (May 2008)

Other than as noted below, the adoption of the new IFRSs had no material impact on how the results and financial position for the current and prior periods have been prepared and presented.

IFRS 1 (Revised 2007) Presentation of financial statements

The adoption of IFRS 1 (Revised 2007) makes certain changes to the format and titles of the primary financial statements and to the presentation of some items within these statements. It also gives rise to additional disclosures. The measurement and recognition of the Group's assets, liabilities, income and expenses is unchanged. However, some items that were recognised directly in equity are now recognised in other comprehensive income. IFRS 1 affects the presentation of owner changes in equity and introduces a 'Statement of comprehensive income'. Comparatives have been restated to conform with the revised standard. The Group has applied changes to its accounting polices on presentation of financial statements retrospectively. However, the changes to the comparatives have not affected the consolidated or parent company statement of financial position at 1 May 2008 and accordingly the third statement of financial position as at 1 May 2008 is not presented.

At the date of authorisation of these financial statements, certain new and amended IFRSs have been published but are not yet effective, and have not been adopted early by the Group.

3. ADOPTION OF NEW OR AMENDED IFRSs (Continued)

The directors anticipate that all of the pronouncements will be adopted in the Group's accounting policy for the first period beginning after the effective date of the pronouncement. The directors are of the opinion that the new and amended IFRSs have been issued are not expected to have material impact of the Group's financial statements.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(i) Depreciation and amortisation

The Group depreciates its property, plant and equipment and amortises its prepaid lease payments in accordance with the accounting policies stated in Notes 2.6 and 2.7 respectively. The estimated useful lives reflect the management's estimate of the periods that the Group intends to derive future economic benefits from the use of these assets.

(ii) Net realisable value of inventories

These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of competitor actions in response to severe industry cycles. Management will reassess the estimations at the reporting date.

(iii) Impairment of receivables

The Group's management determines impairment of receivables on a regular basis. This estimate is based on the credit history of the Group's receivables and the current market condition. When the Group's management determines that there are indicators of significant financial difficulties of the receivables such as default or delinquency in payments, allowance for impairment are estimated. The Group's management reassesses the impairment of receivables at the reporting date.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(iv) Provision for taxes

There are certain transactions in the ordinary course of business for which the ultimate tax determination is uncertain. Significant judgement is required in determining the amount of the provision for taxes and the timing of payment of related taxes. Should the final tax outcome be different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made.

In the opinion of the directors, the current tax position is a fair reflection of the judgement exercised by them with respect to such transactions.

(v) Impairment of assets (other than financial assets)

The Group assesses whether there are any indicators of impairment of assets at each reporting date. They are tested for impairment when there are indicators that the carrying amounts may not be recoverable. When value in use calculations are undertaken, management estimates the expected future cash flows from the asset or cash-generating unit and determines a suitable discount rate in order to calculate the present value of those cash flows.

5. REVENUE

Revenue, which is also the Group's turnover, represents the total invoiced sales net of returns and discounts.

6. OTHER REVENUE AND NET INCOME

	2010 HK$'000	2009 HK$'000
Other revenue		
Bank interest income	60	240
Net exchange gain	997	-
Sales of scrapped materials	1,141	161
Sundry income	2,226	1,941
	4,424	2,342
Net income		
Net gain on disposal of property, plant and equipment	1,077	-
	5,501	2,342

7. FINANCE COSTS

	2010 HK$'000	2009 HK$'000
Interest charges on:		
Bank loans repayable within 5 years	1,102	2,539
Finance lease charges	1,631	2,816
	2,733	5,355

8. PROFIT BEFORE INCOME TAX

	2010 HK$'000	2009 HK$'000
Profit before income tax is arrived at after charging:		
Amortisation of prepaid lease payments	25	25
Bad debt written off	-	324
Cost of inventories recognised as an expense	810,187	749,649
Depreciation		
- Owned assets	111,599	92,978
- Leased assets	9,251	10,184
Net exchange loss	-	2,108
Operating lease charges on premises	17,661	19,142
Provision for impairment loss of inventories	5,571	-
Loss on disposal of property, plant and equipment	-	29,031
Staff costs (including directors' remuneration and retirement benefit scheme contributions)	186,938	175,024
Written-off of property, plant and equipment	40,348	-

9. INCOME TAX EXPENSE

Hong Kong Profits Tax has been provided at the rate of 16.5% (2009: 16.5%) on the estimated assessable profits for the year. The Group's certain subsidiaries established and operating in the PRC are exempted from enterprise income tax for the first two profitable years of operations, and thereafter, are eligible for a 50% relief from enterprise income tax for the following three years. Remaining subsidiaries operating in the PRC are subject to PRC enterprise income tax rate of 25%. No PRC enterprise income tax provided as the Group's subsidiaries established in the PRC have no assessable profits during the year (2009: Nil).

	2010 HK$'000	2009 HK$'000
Hong Kong Profits Tax		
Current year	10,499	3,285
Over provision in prior years	-	(6,064)
	10,499	(2,779)
Overseas Profits Tax		
Current year	-	24
Deferred tax (note 21)		
Current year	358	3,527
Income tax expense	10,857	772

9. INCOME TAX EXPENSE (Continued)

Reconciliation between income tax expense and accounting profit at applicable tax rates :

	2010 HK$'000	2009 HK$'000
Profit before income tax	55,164	62,510
Tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned	10,205	10,444
Tax effect of non-deductible expenses	1,010	4,052
Tax effect of non-taxable income	(7,242)	(5,680)
Unrecognised temporary difference	3,730	(4,082)
Tax effect of unused tax losses not recognised	3,154	2,570
Tax effect of prior year's unrecognised tax losses utilised during the year	-	(468)
Under/(over) provision in respect of prior years	-	(6,064)
Income tax expense	10,857	772

10. EMPLOYEE BENEFIT EXPENSE (including directors' emoluments)

	2010 HK$'000	2009 HK$'000
Wages and salaries and other allowances	174,895	162,886
Pension costs – defined contribution plans	12,043	12,138
	186,938	175,024

11. DIVIDEND

Dividend attributable to the year

	2010 HK$'000	2009 HK$'000
Interim dividend of HK$2,400 per ordinary share (2009: HK$4,000)	30,000	50,000

12. PROPERTY, PLANT AND EQUIPMENT

The Group

	Construction in progress HK$'000	Buildings HK$'000	Plant and machineries HK$'000	Furniture, fixtures and equipment HK$'000	Leasehold improvements HK$'000	Computer equipment HK$'000	Motor vehicles HK$'000	Moulds HK$'000	Total HK$'000
At 1 May 2008									
Cost	21,163	18,855	493,844	35,797	7,856	5,075	8,355	38,992	629,937
Accumulated depreciation	-	(1,447)	(195,857)	(17,313)	(5,136)	(3,377)	(5,428)	(14,126)	(242,684)
Net book amount	21,163	17,408	297,987	18,484	2,720	1,698	2,927	24,866	387,253
Year ended 30 April 2009									
Opening net book amount	21,163	17,408	297,987	18,484	2,720	1,698	2,927	24,866	387,253
Additions	4,731	702	168,390	19,858	127	1,695	1,354	1,950	198,807
Disposals	-	-	(33,443)	(897)	-	(7)	(84)	(15,956)	(50,387)
Depreciation	-	(982)	(78,205)	(13,104)	(755)	(1,176)	(1,302)	(7,638)	(103,162)
Write-back on disposals	-	-	10,579	672	-	2	84	6,169	17,506
Transfer	(21,207)	409	321	20,470	-	7	-	-	-
Closing net book amount	4,687	17,537	365,629	45,483	2,092	2,219	2,979	9,391	450,017
At 30 April 2009 and at 1 May 2009									
Cost	4,687	19,966	629,112	75,228	7,983	6,770	9,625	24,986	778,357
Accumulated depreciation	-	(2,429)	(263,483)	(29,745)	(5,891)	(4,551)	(6,646)	(15,595)	(328,340)
Net book amount	4,687	17,537	365,629	45,483	2,092	2,219	2,979	9,391	450,017
Year ended 30 April 2010									
Opening net book amount	4,687	17,537	365,629	45,483	2,092	2,219	2,979	9,391	450,017
Additions	10,488	508	119,533	31,968	161	2,274	1,130	8,260	174,322
Disposals	-	-	(25,092)	(169)	-	(39)	(1,077)	-	(26,377)
Written off	-	-	(30,372)	(9,875)	(68)	(33)	-	-	(40,348)
Depreciation	-	(1,040)	(91,843)	(17,504)	(455)	(1,279)	(1,349)	(7,380)	(120,850)
Write-back on disposals	-	-	20,281	118	-	39	560	-	20,998
Transfer	(10,482)	420	5,913	1,110	2,656	87	296	-	-
Exchange realignment	10	(7)	759	104	60	5	32	-	963
Closing net book amount	**4,703**	**17,418**	**364,808**	**51,235**	**4,446**	**3,273**	**2,571**	**10,271**	**458,725**
At 30 April 2010									
Cost	4,703	20,940	683,607	93,558	10,724	9,025	10,018	33,246	865,821
Accumulated depreciation	-	(3,522)	(318,799)	(42,323)	(6,278)	(5,752)	(7,447)	(22,975)	(407,096)
Net book amount	**4,703**	**17,418**	**364,808**	**51,235**	**4,446**	**3,273**	**2,571**	**10,271**	**458,725**

12. PROPERTY, PLANT AND EQUIPMENT (Continued)

The Group (Continued)

Plant and machineries of net book value of HK$50,901,000 (2009: HK$63,661,000) were held under finance lease.

The buildings which were located outside Hong Kong were held under medium lease terms.

13. PREPAID LEASE PAYMENTS

The Group

	2010 HK$'000	2009 HK$'000
Opening net carrying amount	1,116	1,141
Amortisation	(25)	(25)
Exchange difference	25	-
Closing net carrying amount	1,116	1,116
Less: current portion	(25)	(25)
Non-current portion	1,091	1,091

The analysis of the net carrying amounts of prepaid lease payments according to lease periods is as follows:

	2010 HK$'000	2009 HK$'000
Outside Hong Kong, held on:		
Leases of between 10 and 50 years	1,116	1,116

14. INTERESTS IN SUBSIDIARIES

The Company

	2010 HK$'000	2009 HK$'000
Unlisted investments, at cost	130,931	130,931
Loan to a subsidiary	29,947	28,397
	160,878	159,328

14. INTERESTS IN SUBSIDIARIES (Continued)

The Company (Continued)

Particulars of the subsidiaries at 30 April 2010 are as follows :-

Name	Place of incorporation/ registration and operations	Type of legal entity	Nominal value of issued ordinary/ registered share capital	Percentage of equity attributable to the Company Direct	Percentage of equity attributable to the Company Indirect	Principal activities
Fast Achieve Enterprises Limited	BVI	Limited liability company	1 ordinary share of US$1	100%	-	Dormant
Broadway Industrial Holdings Limited	BVI	Limited liability company	3,850,000 ordinary shares of US$1 each	100%	-	Manufacturing of plastic parts of electronic appliances
Broadway Industrial Holdings Limited	Hong Kong	Limited liability company	1 ordinary share of HK$1	-	100%	Investment holding
昆山海匯精密模具工業有限公司	The People's Republic of China	Wholly owned foreign enterprise	Registered capital of US$6,000,000	-	100%	Manufacturing of plastic parts of electronic appliances
Broadway Manufacturing Company Limited	BVI	Limited liability company	1 ordinary share of US$1	100%	-	Property investment
Sun Ngai Spraying and Silk Print Co. Ltd.	BVI	Limited liability company	100 ordinary shares of US$1 each	100%	-	Provision of spraying and silk printing services
Sun Ngai Spraying and Silk Print (HK) Co., Ltd.	Hong Kong	Limited liability company	1 ordinary share of HK$1	-	100%	Dormant
Sun Line Industrial Limited	Hong Kong	Limited liability company	100,000 ordinary shares of HK$1 each	100%	-	Manufacturing of plastic products and provision of silk printing service
河源新麗工業有限公司	The People's Republic of China	Wholly owned foreign enterprise	Registered capital of US$5,000,000	-	100%	Manufacturing of plastic parts of electronic appliances
New Skill Holdings Limited	Samoa	Limited liability company	1 ordinary share of US$1	100%	-	Investment holding
東莞新川塑膠製品有限公司	The People's Republic of China	Wholly owned foreign enterprise	Registered capital of HK$17,000,000	-	100%	Manufacturing of plastic parts of electronic appliances
Sun Line (Macao Commercial Offshore) Company Limited	Macau	Limited liability company	100,000 ordinary share of MOP 1 each	100%	-	Trading of plastic products
Sun Terrace Industries Limited	BVI	Limited liability company	1 ordinary share of US$1	100%	-	Investment holding
Allied Sun Corporation Limited	Hong Kong	Limited liability company	1 ordinary share of US$1	-	100%	Investment holding
珠海新麗模具有限公司	The People's Republic of China	Wholly owned foreign enterprise	Registered capital of US$5,600,000	-	100%	Manufacturing of plastic parts of electronic appliances

14. INTERESTS IN SUBSIDIARIES (Continued)

The Company (Continued)

Loan to a subsidiary is unsecured, interest free and repayable on 31 May 2013.

The amounts due from/(to) subsidiaries are unsecured, interest free and repayable on demand.

The financial statements of the above subsidiaries are audited by Grant Thornton, for group consolidation purpose.

15. INVENTORIES

The Group

	2010 HK$'000	2009 HK$'000
Raw materials	38,751	36,930
Work in progress	22,722	27,271
Finished goods	18,396	18,962
	79,869	83,163
Less: Provision for impairment loss of inventories	(5,571)	-
	74,298	83,163

The movement in the provision for impairment loss of inventories is as follows:

	2010 HK$'000	2009 HK$'000
Balance at the beginning of the year	-	-
Provision for the year	5,571	-
Balance at the end of the year	5,571	-

16. TRADE RECEIVABLES

The Group

	2010 HK$'000	2009 HK$'000
Trade receivables	242,097	174,209
Less: bad debt written off	-	(324)
Trade receivables - net	242,097	173,885

The directors of the Group consider that the fair values of trade receivables which are expected to be recovered within one year are not materially different from their carrying amounts because these balances have short maturity periods on their inception.

16. TRADE RECEIVABLES (Continued)

The Group (Continued)

The credit terms of the Group's trade receivables range from 30 to 180 days. The Group normally applies credit terms to its customers according to industry practice together with consideration of their creditability, repayment history and years of establishment. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are regularly reviewed by the management.

The aging analysis of the Group's trade receivables as at the reporting date, based on due date and net of provision, is as follows :

	2010 HK$'000	2009 HK$'000
Neither past due nor impaired	240,353	168,098
0 - 180 days past due	1,744	5,781
181 - 365 days past due	-	6
	242,097	173,885

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

Trade receivables past due but not impaired were related to customers that had a good track record with the Group. Based on past experience, the management believe that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group did not hold any collateral in respect of trade receivables.

17. DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

The Group

	2010 HK$'000	2009 HK$'000
Non-current assets		
Deposits paid for acquisition of property, plant and equipment	11,420	1,009
Prepaid rental	26,818	28,345
	38,238	29,354
Current assets		
Other receivables	704	1,525
Deposits and prepayments	11,010	9,998
	11,714	11,523

The Company

	2010 HK$'000	2009 HK$'000
Other receivables	13	-

18. CASH AND CASH EQUIVALENTS

The Group

	2010 HK$'000	2009 HK$'000
Cash at bank and in hand	**116,719**	63,799
Short-term bank deposits	**34,585**	31,240
	151,304	95,039

The short-term bank deposits earn 0.01% to 0.04% (2009: 0.01%) interest per annum. They have a maturity less than 3 months and are eligible for immediate cancellation without receiving any interest for the last deposit period.

The directors of the Group considered that the fair value of the short-term bank deposits is not materially different from their carrying amount because of the short maturity period on their inception.

Included in bank and cash balances of the Group of approximately HK$7,315,000 (2009: HK$16,029,000) was denominated in Renminbi ("RMB") placed with banks in the PRC. RMB is not a freely convertible currency. Under the PRC's Foreign Exchange Control Regulations and Administration of Settlement and Sales and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for foreign currencies through banks that are authorised to conduct foreign exchange business.

The Company

	2010 HK$'000	2009 HK$'000
Cash at bank and in hand	**205**	190
Short-term bank deposits	**30,000**	-
	30,205	190

The short-term bank deposits earn 0.01% (2009: nil) interest per annum. They have a maturity less than 3 months and are eligible for immediate cancellation without receiving any interest for the last deposit period.

19. TRADE AND OTHER PAYABLES AND ACCRUALS

The Group

	2010 HK$'000	2009 HK$'000
Trade payables	**136,014**	86,481
Other payables and accruals	**52,244**	46,685
	188,258	133,166

19. TRADE AND OTHER PAYABLES AND ACCRUALS (Continued)

The Company

	2010 HK$'000	2009 HK$'000
Other payables and accruals	10	-

20. BORROWINGS

The Group

	2010 HK$'000	2009 HK$'000
Non-current		
Bank loans (a)	32,736	2,500
Finance lease liabilities (b)	5,570	15,563
	38,306	18,063
Current		
Bank loans (a)	81,240	44,141
Finance lease liabilities (b)	9,762	18,443
	91,002	62,584
Total borrowings	129,308	80,647

(a) Bank loans

Bank loans were supported by corporate and personal guarantees given jointly by the Company and a director of the Company.

Bank loans were dominated in Hong Kong dollars with interest rates ranging from 1.33% to 2.73% per annum (2009: from 1.40% to 5.70% per annum).

(b) Finance lease liabilities

The analysis of the Group's obligations under finance leases are as follows:

	2010 HK$'000	2009 HK$'000
Total minimum lease payments:		
Due within one year	10,404	20,032
Due in the second to fifth years	5,725	16,402
	16,129	36,434
Future finance charges on finance leases	(797)	(2,428)
Present value of finance lease liabilities	15,332	34,006

20. BORROWINGS (Continued)

The Group (Continued)

(b) Finance lease liabilities (Continued)

	2010 HK$'000	2009 HK$'000
Present value of minimum lease payments:		
Due within one year	9,762	18,443
Due in the second to fifth years	5,570	15,563
	15,332	34,006
Less: portion due within one year included under current liabilities	(9,762)	(18,443)
Portion due after one year included under non-current liabilities	5,570	15,563

The Group entered into finance leases for items of plant and machinery. The lease periods are for 4 to 5 years. The Group has the option to purchase the leased equipments at prices that are expected to be sufficiently lower than the fair values of the leased assets at the end of the lease. None of the leases include contingent rentals.

Finance lease liabilities are effectively secured by the underlying assets as the rights to the leased asset would be reverted to the lessor in the event of default by repayment by the Group.

The carrying values of the Group's borrowings are considered to be reasonable approximation of fair values.

21. DEFERRED TAX

The Group

The movement in the deferred tax liabilities during the year is as follows:

	HK$'000
Accelerated tax depreciation	
At 1 May 2008	11,271
Recognised in profit or loss	3,527
At 30 April 2009 and 1 May 2009	14,798
Recognised in profit or loss	358
At 30 April 2010	15,156

The Group has unrecognised tax losses of HK$39,173,000 (2009: HK$16,264,000) to carry forward against future taxable income. These tax losses do not expire under current legislation.

22. SHARE CAPITAL

	2010 HK$'000	2009 HK$'000
Authorised :		
50,000 ordinary shares of US$1 (equivalent to HK$7.8) each	**390**	390
Issued and fully paid :		
12,500 ordinary shares of US$1 (equivalent to HK$7.8) each	**98**	98

23. RESERVES

The Group

Movements of the Group's reserves are disclosed in the consolidated statement of changes in equity on page 7.

The Company

	Share premium HK$'000	Contribution surplus HK$'000	Retained profits HK$'000	Total HK$'000
At 1 May 2008	104,744	46,029	27,712	178,485
Profit for the year and total comprehensive income for the year	-	-	82,352	82,352
Dividend declared	-	-	(50,000)	(50,000)
At 30 April 2009 and 1 May 2009	104,744	46,029	60,064	210,837
Profit for the year and total comprehensive income for the year	-	-	26,154	26,154
Dividend declared	-	-	(30,000)	(30,000)
At 30 April 2010	**104,744**	**46,029**	**56,218**	**206,991**

The contribution surplus of the Company arose as a result of the reorganisation in prior year and represented the excess of the consolidated net assets of the subsidiaries acquired over the nominal value of the Company's shares issued in exchange thereof.

24. OPERATING LEASE COMMITMENTS

The Group

At the reporting date, the total future minimum lease payments under non-cancellable operating leases are payable by the Group as follows:

	2010 HK$'000	2009 HK$'000
Within one year	**15,151**	13,280
In the second to fifth years, inclusive	**36,108**	46,756
Over five years	**788**	2,197
	52,047	62,233

24. OPERATING LEASE COMMITMENTS

The Group (Continued)

The Group leases a number of properties under operating leases. The leases run for an initial period of 2 to 10 years, with an option to renew the lease and renegotiate the terms at the expiry date or at dates as mutually agreed between the Group and respective lessors. None of the leases include contingent rentals.

25. CAPITAL COMMITMENTS

The Group

	2010 HK$'000	2009 HK$'000
Contracted but not provided for Property, plant and equipment	35,612	827

26. CONTINGENT LIABILITIES

The Company

	2010 HK$'000	2009 HK$'000
Guarantees of banking facilities granted to subsidiaries	306,824	307,635

As at 30 April 2010, the maximum contingent liability of the Company at the reporting date under the guarantees issued to subsidiaries is the outstanding amount of the banking facilities utilised by the subsidiaries of approximately HK$129,308,000 (2009: HK$80,647,000).

Under the guarantees, the Company would be liable to pay the banks if the banks are unable to recover the amount granted.

At the reporting date, no provision for the Company's obligation under the guarantee contract has been made as the directors consider that it is not probable that the amounts granted will be in default.

27. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group does not have written risk management policies and guidelines. However, the board of directors of the Company meets periodically to analyse and formulate measures to manage the Group's exposure to market risk (including principally changes in interest rates and currency exchange rates), credit risk and liquidity risk. Generally, the Group employs conservative strategies regarding its risk management. As the Group's exposure to market risk is kept at a minimum level, the Group has not used any derivative or other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes.

27. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

As at 30 April 2010, the Group's financial instruments mainly consisted of cash and cash equivalents, trade receivables, other receivables, trade and other payables and accruals, borrowings, dividend payable and receivable and amounts due from/(to) subsidiaries.

(a) Interest rate risk

Interest rate risk relates to the risk that the fair value or cash flows of a financial instrument will fluctuate because of the changes in market interest rates. Financial instruments bearing variable rates and fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively.

The interest rates and terms of repayment of the Group's borrowings are disclosed in Note 20. The directors of the Company consider the Group does not have significant exposure to interest rate risk in respect of the Group's borrowings as they are mainly at fixed rates and stated at amortised cost. The Group's exposure to interest rate risk arises on bank deposits is not significant. The Group has not used any derivative contracts to hedge its exposure to interest rate risk. The Group has not formulated a policy to manage the interest rate risk.

The directors of the Company consider the Group's exposures to cash flow interest rate risk on bank balances as follows:

Sensitive analysis - Group

At 30 April 2010, it is estimated that a general increase/decrease of 25 basis points in interest rates, with all other variables held constant, would increase/decrease the Group's profit after tax and retained profits by approximately HK$93,000 (2009: HK$121,000). There would be no impact on other components of consolidated equity in response to the general increase/decrease in interest rates.

The assumed changes in interest rates are considered to be reasonably possible based on observation of current market conditions and represents management's assessment of a reasonably possible change in interest rate over the next twelve month period.

The policies to manage interest rate risk have been followed by the Group since prior years and are considered to be effective.

(b) Credit risk

Credit risk refers to the risk that the counterparty to a financial instrument would fail to discharge its obligation under the terms of the financial instrument and cause a financial loss to the Group. The Group's exposure to credit risk mainly arises from granting credit to customers in the ordinary course of its operating activities.

The Group's cash and bank balances as at 30 April 2010 are mainly maintained with authorised banks in Hong Kong and the PRC. The Group's management considers the credit risk associated with these bank balances is insignificant.

27. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

(b) Credit risk (Continued)

The carrying amounts of the trade and other receivables included in the consolidated statement of financial position represent the Group's maximum exposure to credit risk in relation to the Group's financial assets. No other financial assets carry a significant exposure to credit risk. The Group has no significant concentration of credit risk due to its large customer base. Further details about the trade receivables are disclosed in Note 16 to the financial statements.

The Company does not have significant exposure to credit risk as at 30 April 2010 (2009: Nil).

The credit policies have been followed by the Group since prior years and are considered to be effective in limiting the Group's exposure to credit risk to a desirable level.

(c) Liquidity risk

Liquidity risk relates to the risk that the Group will not be able to meet its obligations associated with its financial liabilities. The Group is exposed to liquidity risk in respect of settlement of trade payables and its financing obligations, and also in respect of its cash flow management. The Group's objective is to maintain an appropriate level of liquid assets and committed lines of funding to meet its liquidity requirements in the short and longer term.

The contractual maturity analysis below is based on the undiscounted cash flows of the financial liabilities:

The Group

	As at 30 April 2010			
	Carrying amount HK$'000	Total contractual undiscounted cash flow HK$'000	Within 1 year or on demand HK$'000	More than 1 year but less than 5 years HK$'000
Trade and other payables and accruals	188,258	188,258	188,258	-
Borrowings	129,308	138 257	92,908	45,349
Dividend payable	60,000	60,000	60,000	-
	377,566	**386,515**	**341,166**	**45,349**

	As at 30 April 2009				
	Carrying amount HK$'000	Total contractual undiscounted cash flow HK$'000	Within 1 year or on demand HK$'000	More than 1 year but less than 5 years HK$'000	More than 5 years HK$'000
Trade and other payables and accruals	133,166	133,166	133,166	-	-
Borrowings	80,647	83,552	64,438	18,988	126
Dividend payable	50,000	50,000	50,000	-	-
	263,813	**266,718**	**247,604**	**18,988**	**126**

27. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

(c) Liquidity risk (Continued)

The Company

	As at 30 April 2010		
	Carrying amount HK$'000	Total contractual undiscounted cash flow HK$'000	Within 1 year or on demand HK$'000
Other payables and accruals	10	10	10
Dividend payable	60,000	60,000	60,000
	60,010	60,010	60,010

	As at 30 April 2009		
	Carrying amount HK$'000	Total contractual undiscounted cash flow HK$'000	Within 1 year or on demand HK$'000
Amounts due to subsidiaries	33,382	33,382	33,382
Dividend payable	50,000	50,000	50,000
	83,382	83,382	83,382

The liquidity policies have been followed by the Group since prior years and are considered to be effective in managing liquidity risks.

(d) Foreign currency risk

Currency risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Group does not have significant exposure to foreign currency risk, as the Group's transactions are mainly dominated in HK$ and US$. As HK$ is pegged to US$ at a fixed exchange rate, the Group does not use derivative financial instruments to hedge its foreign currency risk. The Group reviews its foreign currency exposures regularly and does not consider its foreign exchange risk to be significant.

The Company does not have significant exposure to foreign currency risk at the reporting date (2009: Nil).

(e) Summary of financial assets and liabilities by category

The carrying amounts of the Group's and the Company's financial assets and liabilities as recognised at the reporting dates are catergorised as follows. See Notes 2.10 and 2.17 for explanations about how the classification of financial instruments affects their subsequent measurements.

27. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

(e) Summary of financial assets and liabilities by category (Continued)

The Group

	2010 HK$'000	2009 HK$'000
Financial assets		
Loans and receivables :		
- Trade receivables	242,097	173,885
- Other receivables (Note 17)	704	1,525
Cash and cash equivalents	151,304	95,039
	394,105	270,449

	2010 HK$'000	2009 HK$'000
Financial liabilities		
Financial liabilities measured at amortised cost :		
- Trade and other payables and accruals	(188,258)	(133,166)
- Borrowings	(129,308)	(80,647)
- Dividend payable	(60,000)	(50,000)
	(377,566)	(263,813)

The Company

	2010 HK$'000	2009 HK$'000
Financial assets		
Loans and receivables :		
- Other receivables	13	-
- Dividend receivable	5,000	75,000
- Amounts due from subsidiaries	71,122	59,918
Cash and cash equivalents	30,205	190
	106,340	135,108

	2010 HK$'000	2009 HK$'000
Financial liabilities		
Financial liabilities measured at amortised cost :		
- Other payable and accruals	(10)	-
- Amounts due to subsidiaries	-	(33,382)
- Dividend payable	(60,000)	(50,000)
	(60,010)	(83,382)

28. CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Group's capital management objectives are to ensure the Group's ability to continue as a going concern and to provide an adequate return to shareholders by pricing goods commensurately with the level of risk.

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group, prevailing and projected capital expenditures and projected strategic investment opportunities.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group regards total equity presented on the face of the consolidated statement of financial position as capital, for capital management purpose, which the management considers as optimal having considered the projected capital expenditures and the forecast strategic investment opportunities.
The Group is not subject to externally imposed capital requirements.

29. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.